EXHIBIT 99.1

For Immediate Release	Date: October 31, 2017
17-43-TR

Teck Extends Maturity Dates of Bank Credit Facilities

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has extended the maturity dates of its two committed revolving credit facilities and made certain non-material amendments to the facilities. The maturity date of the US$3.0 billion facility (undrawn at September 30, 2017) has been extended from July 2020 to October 2022 and the maturity date of the US$1.2 billion facility (US$810 million drawn for letters of credit at September 30, 2017) has been extended from June 2019 to October 2020. Our obligations under these agreements are guaranteed on a senior unsecured basis by certain Teck subsidiaries.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com